OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Natus Medical Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639050 10 3 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03-00)

CUSIP No. 639050 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William New, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 1,025,451* 6. Shared Voting Power: 0 7. Sole Dispositive Power: 1,025,451* 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,025,451*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11.	Percent of Class Represented by Amount in Row (9) 5.98%
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 of this Schedule 13G

Item 1.(a)	Name of Issuer: Natus Medical Incorporated

(b)	Address of Issuer’s Principal Executive Offices:

1501 Industrial Road San Carlos, CA 94070

Item 2.(a)	Name of Person Filing: William New, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

William New, Jr. PO Box 879 Palo Alto, CA 94302-0879

(c)	Citizenship: United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 639050 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owed:

1,045,034 shares of common stock (consists of stock options vested and exercisable within 60 days after December 31, 2003 which give the reporting person the right to acquire 10,833 shares of common stock)

(b) Percent of Class:

6.33%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,045,034

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,045,034

(iv) Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/2005
Date

/s/ WILLIAM NEW. JR.
Signature

William New, Jr.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)